UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
March 13, 2012

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

New Frontier Media, Inc.

File No. 000-23697 - CF#27912

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New Frontier Media, Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-Q filed on February 13, 2012.

Based on representations by New Frontier Media, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.01	through October 10, 2016
Exhibit 10.02	through October 10, 2016
Exhibit 10.03	through October 10, 2016

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Loan Lauren P. Nguyen
Special Counsel